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                           May 25, 2021

       Walter G. Goodrich
       Chief Executive Officer
       Goodrich Petroleum Corporation
       801 Louisiana, Suite 700
       Houston, Texas 77002

                                                        Re: Goodrich Petroleum
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K filed May
6, 2021
                                                            File No. 001-12719

       Dear Mr. Goodrich:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 8-K filed May 6, 2021

       Exhibit 99.1, page 1

   1. Your disclosures under the headings Quarter Highlights and Financial Results frequently disclose non-GAAP
measures that either precede or exclude a discussion and analysis of the most directly
comparable GAAP measures. Please revise disclosures in the quarterly financial results of
your press release to provide a discussion and analysis of the most comparable GAAP
measures in a location with equal or greater prominence to each instance that a
non-GAAP measure is disclosed. See Item 10(e)(1)(i)(A) of Regulation S-
                                                        K and Question 102.10
of the Non-GAAP Financial Measures Compliance and Disclosure
                                                        Interpretations.
 Walter G. Goodrich
Goodrich Petroleum Corporation
May 25, 2021
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Brian McAllister at 202-551-3341 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameWalter G. Goodrich                      Sincerely,
Comapany NameGoodrich Petroleum Corporation
                                                          Division of
Corporation Finance
May 25, 2021 Page 2                                       Office of Energy &
Transportation
FirstName LastName